Filed Pursuant to Rule 433
Registration No. 333‑212916
June 24, 2019

Synovus Financial Corp.

14,000,000 Underwritten Shares of 5.875%
Fixed‑Rate Reset Non‑Cumulative Perpetual Preferred Stock, Series E (“Series E Preferred Stock”)

Issuer:	Synovus Financial Corp. (the “Company”), a Georgia corporation.

Securities Offered:	14,000,000 shares of Series E Preferred Stock, with no over-allotment option

Liquidation Preference:	$25 per share of Series E Preferred Stock

Maturity Date:	Perpetual

First Call Date	July 1, 2024

Reset Date	The First Call Date and each date falling on the fifth anniversary of the preceding reset date.

Reset Period
The period from and including the First Call Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.

Dividend Rate (Non‑Cumulative):
(1) 5.875% per annum from the issue date of the shares of the Series E Preferred Stock to, but excluding, the First Call Date; and

(2) the Five-year U.S. Treasury Rate (as defined in the preliminary prospectus supplement) as of the most recent reset dividend determination date (as defined in the preliminary prospectus supplement) plus 4.127% per annum, for each Reset Period from and including the First Call Date.

Dividend Payment Dates:	Beginning October 1, 2019, each January 1, April 1, July 1 and October 1

Day Count:	30/360

Optional Redemption:
Redeemable, at the option of the Company, (i) in whole or in part, from time to time, on the First Call Date or any subsequent Reset Date, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement), in each case at a redemption price equal to $25 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Trade Date:	June 24, 2019

Settlement Date:	July 1, 2019

Public Offering Price:	$25 per Underwritten Share

Underwriting Commission:	For all sales, except to institutions, 3.150%; for sales to institutions, 2.000%

Net Proceeds (before expenses) to the Issuer:	$342,022,500

Bookrunning Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC

Co‑Managers:	Sandler O’Neill + Partners, L.P. Synovus Securities, Inc.

CUSIP/ISIN:	87161C 709 / US87161C7092

It is expected that delivery of the shares of Series E Preferred Stock will be made against payment therefore on or about July 1, 2019, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”).  Under Rule 15c6‑1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the shares will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.  Purchasers of the shares who wish to trade the shares prior to the second business day before the delivery of the shares should consult their own advisors.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS SUPPLEMENT AND A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES.  BEFORE YOU INVEST, YOU SHOULD READ THESE DOCUMENTS AND THE OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.  YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, YOU CAN REQUEST THE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS BY CALLING BOFA SECURITIES, INC. AT 1‑800‑294‑1322 OR J.P. MORGAN SECURITIES LLC AT 1-212-834-4533.

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